April 18, 2005	1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
VIA EDGAR	PHONE: 206.359.8000
FAX: 206.359.9000
Mr. John L. Krug	www.perkinscoie.com
Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                             NeoRx Corporation
Preliminary Proxy Statement on Schedule 14A
Filed April 11, 2005
File No.  0-16614

Dear Mr. Krug:

This letter sets out the response of NeoRx Corporation, Inc. to your comment relating to the above-referenced Preliminary Proxy Statement on Schedule 14A.   For your convenience, we have set forth the Staff’s comment in bold text and follow with the Company’s response.

Proposal Two:  Increase in number of authorized shares of NeoRx Corporation

Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares.

Response:

The Company has revised the discussion on page 12 of the Preliminary Proxy Statement to include a statement that the Company does not have any present plan, commitment, arrangement understanding, or agreement, written or oral, regarding the issuance of common stock subsequent to the increase of authorized shares.

The Company supplementally advises that Staff that the Company’s Board of Directors has determined that it will not at this time seek approval of an increase in the number of authorized shares of the Company’s preferred stock.  The Company has amended Proposal Two accordingly.

We appreciate your prompt attention to this response.  If you have any further comments or questions, please contact the undersigned at (206) 359-3237 or James Lisbakken at (206) 359-8660.

Very truly yours,

/s/ Faith M. Wilson
Faith M. Wilson